EXHIBIT (a)(7)

QUANTA SERVICES, INC.

Moderator: Dana Gordon

February 17, 2003

12:00 p.m. CT

Operator:	Good afternoon, everyone, and welcome to this Quanta stock option exchange conference call. Today’s call is being recorded.

At this time, for opening remarks and introductions, I’d like to turn the conference over to Dana Gordon. Please go ahead, ma’am.

Dana Gordon:	Thank you. Good afternoon and thank you guys for joining us today. This call is for employees who are eligible to participate in the stock option exchange program that we currently have pending.

With me today is Pete O’Brien, Quanta’s tax director; Pamela Kunkemoeller, one of our attorneys; and Janie Wimberly, who’s our stock incentive plan administrator.

Today, we’re going to cover some of the mechanics of the stock option exchange and answer some of the most frequently asked questions and then we’ll answer any additional questions you may have.

By now, each eligible employee should have received an information packet regarding the program and a second letter with a few frequently asked questions and answers. These packages were mailed to home addresses. So if you think you have eligible options and you didn’t receive a package, you need to contact us quickly at 800-7-QUANTA—that’s 800-778-2682, and we’ll mail a new package to you.

First, I’m going to cover what this exchange offer is intended to do. As most of you know, many of the options you received have an exercise price that is higher than the current market price of the stock. For example, if you have an option with an exercise price of $10, that’s a lot higher than the current market price, which is about $3.15. Quanta management was concerned that the options were not achieving their intended purpose, which is to incent employees. With that in mind, management recommended this stock option exchange program to the board of directors and the board approved the recommendation.

By making this offer, we are hoping to provide a more meaningful performance incentive to current employees by aligning the employee’s interests with those of the shareholders and motivating employees to build shareholder value going forward. This is a completely voluntary program. You do not have to participate in it.

The exchange offer allows eligible employees who choose to participate to exchange options with a exercise price of $10 or higher for shares of restricted stock. For every 2.24 option shares you exchange, you will receive one share of restricted stock. For example, if you hold an eligible option to purchase 1,000 shares of stock and you choose to exchange this option, you’ll receive 446 shares of restricted stock.

With that as background, now we’re going to turn to some of the most frequently asked questions that we’ve gotten since we started the exchange offer.

The first question: who can participate in the offer? Only individuals who are and remain employees or consultants on the date of the offer, which was January 21st, and on the exchange date, which we expect to be February 28th, and who have not received a grant of stock options in the six months prior to the offer date, can participate in the offer. Any option holders who are not employees or consultants on those dates, or who received a grant of stock options during the six months prior to January 21st, 2003, are not eligible to participate in the offer.

Second question: what is the difference between stock options and restricted stock? Stock options give you the right to purchase shares of our common stock at an established exercise price. Until you exercise the option and purchase the shares, you don’t actually own any stock. Unlike stock options, when you receive restricted stock, you become a holder of record of actual shares of Quanta’s common stock without any need to exercise options or pay an exercise price. However, until the shares of restricted stock vest, they remain subject to forfeiture and transfer, and other restrictions, which will be set forth in your restricted stock award.

Question number three: what are the restrictions on the restricted stock? The restrictions on the restricted stock you receive in the offer are contained in your restricted stock award. Generally, the shares of restricted stock may not be sold, transferred, assigned, pledged, or otherwise encumbered or disposed of until the shares vest. If and when your shares of restricted stock vest, they will be released to you after you satisfy applicable withholding tax obligations.

When they’re released to you, the shares will be unrestricted shares free and clear to sell. After the shares of restricted stock vest, the restrictions on those vested shares are gone, those shares are yours to keep regardless of whether you remain employed by Quanta, or a Quanta subsidiary, after the vesting date.

When will I forfeit the restricted stock I receive in this tender offer? Generally, you’ll forfeit restricted stock if your continuous service as a Quanta employee or consultant is interrupted or terminated before the restricted stock vests. However, upon a change in control of Quanta, or if your continuous services as a Quanta employee or consultant is terminated due to your death, all of your shares of restricted stock received in the offer will vest at that time.

Next question: isn’t there a 90-day interruption of service exception to the break in continuous service? No. The 2001 stock incentive plan does not provide for a 90-day interruption of service, although certain events, like an approved leave of absence or intercompany transfers, are determined not to constitute a break in continuous service.

If your continuous service with Quanta stops for any reason other than one of the exceptions listed in the plan, your restricted stock will be forfeited. This means that if you are laid off for lack of work, you will lose your unvested shares of restricted stock. This is the same rule that currently applies to stock options.

What is my value or tax basis in the shares of restricted stock? If you do not make a Section 83(b) election, when your shares of restricted stock vest, you will be required to recognize ordinary income, an amount equal to the fair market value of the vested restricted stock, based on the closing price of the common stock on the day prior to the vesting date.

The ordinary income recognized will be your tax basis in the shares unless you make an 83(b) election. Because the ordinary income recognized will vary from year to year, your tax basis in shares that vest in 2004 may be different from your tax basis in shares that vest in 2005 and 2006.

If you choose to make an 83(b) election, you’ll be required to recognize ordinary income in an amount equal to the fair market value of the restricted stock on the exchange date. This ordinary income recognized will be your tax basis in the shares. You should consult with your personal tax and/or financial advisor for additional information regarding your basis in your stock and whether to make an 83(b) election.

How will a US employee be taxed on shares of restricted stock? There are no immediate tax consequences from receiving shares of restricted stock in exchange for your eligible options unless you make a Section 83(b) election. If you do not make an election under Section 83(b), when the restricted stock vests, you’ll be required to recognize ordinary income on the vesting date in an amount equal to the fair market value of the restricted stock based on the closing price of the stock on the day prior to vesting.

Before you receive a stock certificate for your vested shares, you must satisfy all applicable income tax withholding obligations. To do this, you have two choices: you can either present to us cash or a certified check in the amount of your tax obligations, by 5:00 P.M. Central Standard Time on the vesting day. Or, in the alternative, if we don’t receive cash or a certified check from you at that time, we will withhold the number of shares of stock equal in value to your tax withholding obligation and pay this amount to the IRS on your behalf. We will then issue you a stock certificate for the remainder of your vested shares.

If you’ll refer to question 28 on page five and Section 13, certain income tax consequences, on pages 16 and 17 of the offer to exchange, you’ll see additional details relating to tax on your restricted stock.

Next question: what is a Section 83(b) election? Section 83(b) is described in more detail in Section 13, certain income tax consequences, on page 16 and 17 of the offer to exchange. In brief terms, it is an election you make with the IRS within 30 days of the exchange date to be taxed at the time of the exchange in an amount equal to the fair market value of the restricted stock on the exchange date.

You will owe taxes at the time of your election, which you must pay to us via certified check or money order. Do not send your money to the IRS. You must submit the 83(b) election form both to us and to the IRS within 30 days of the exchange date. Your tax basis in the shares will be the ordinary income recognized. Upon a subsequent sale of the shares, you will recognize capital gain or loss based on the difference between the sales proceeds you receive for the shares and your tax basis in the shares.

Your holding period for determining whether the capital gain or loss on that difference is long term or short term will begin on the date of the exchange. If you forfeit the shares before they vest, you may not claim a deduction for the income you recognized pursuant to your Section 83(b) election.

Once again, we ask you to refer to the offer to exchange for more detail about the Section 83(b) election and remind you that we cannot tell you whether to make a Section 83(b) election. You should consult with your tax advisor to determine whether such an election is appropriate for you in connection with the exchange.

Next question: how much do I have to pay for the shares of restricted stock I receive in the exchange? You will not have to pay any cash for the restricted stock you receive in the exchange; rather, you will have to exchange all of your existing eligible options for the shares of the restricted stock. The shares of restricted stock will be issued to you based on an exchange ratio.

If you tender your eligible options and we accept your tendered options, you will receive one share of restricted stock for every 2.24 eligible option shares tendered. Although you will not have to pay cash for your restricted stock, your tendered eligible options will be terminated and rendered null and void.

How do I sign my name of the letter of transmittal and what is the capacity line on the letter of transmittal? Schedule A to the letter of transmittal identifies your name as printed on your stock option agreements. You should sign your name as it appears on Schedule A to the letter of transmittal. If you are signing on behalf of yourself, you can leave the capacity line blank.

And the last question before we open it up for additional questions you may have is: why doesn’t Schedule A to the letter of transmittal include my options with an exercise price of less than $10? That’s because we’re offering to exchange options with an exercise price of $10 or greater per share. If your options have an exercise price of less than $10, those options are not eligible for the exchange, they will be unaffected by the exchange and will be subject to the current terms and conditions.

That covers the most frequently asked questions that we’ve received here at Quanta since the option exchange opened. But now, if you’ve got additional questions, we’ll open it up for questions.

Operator:	Thank you. If you do have a question today, simply press the star key, followed by the digit one on your touch-tone telephone. If you are using a speakerphone, please remove your mute function to allow your signal to reach our equipment.

And, once again, that’s star one to ask a question. And we’ll pause for just one moment. And, once again, please press star one if you do have a question today.

And, Ms. Gordon, at this time it appears there are no questions.

Dana Gordon:	Great. Thanks again for your attendance.

Operator:	That concludes today’s conference call. Thank you all for your participation.